John P. Reilly
DIRECT DIAL: (973) 491 - 3354
DIRECT FAX: (973) 491 - 3492
E-MAIL: JPR@SEIDENWAYNE.COM
November 14, 2007

Mr. Jeffrey P. Riedler
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
Washington, DC 20549
Mail Stop: 6010

Re:	Acura Pharmaceuticals, Inc.
Registration Statement on Form S-3
Filed on October 1, 2007
File Number 333-146416

Dear Mr. Riedler:

On behalf of Acura Pharmaceuticals, Inc. (the Company”), I am writing to respond to your letter to Andrew D. Reddick’s attention dated October 31, 2007 (the “Second Comment Letter”) in response to our letter of October 22, 2007 relating to the referenced S-3 registration statement, (the “Registration Statement”) filed by the Company on October 1, 2007.

In connection with this letter we are today filing Amendment No. 1 to the Registration Statement (the “Amendment”) and are enclosing herewith a blacklined copy of such Amendment (using Deltaview), marked to show changes from the Registration Statement.

Set forth below are responses to the specific comments made in the Second Comment Letter:

Comment 1.

Please revise your disclosure to indicate which two non-affiliate selling stockholders are persons associated with broker dealers. Please state that the shares purchased by these selling stockholders were purchased in the ordinary course of business and that these selling stockholders have not entered into any agreements to distribute the securities-Alternatively, identify these selling stockholders as underwriters.

Mr. Jeffrey P. Riedler
Securities and Exchange Commission
November 14, 2007
Page 2

identify these selling stockholders as underwriters.

Response to Comment 1.

We have revised our disclosure in the “Selling Stockholders” section of the Prospectus to state that:

“Ian Meierdierks and Blair Johnson, two of the selling stockholders listed below, are associated persons of broker dealers. Each of such selling stockholders represented to us at the time of his investment in the PIPE Transaction that he acquired the units in the PIPE Transaction for his own account as principal and had no arrangement to effect a distribution of the units or the underlying shares or warrants.“

Comment 2.

Please provide us your analysis as to why GCE should not be identified as an underwriter with respect to the 41,666,665 shares of common stock being offering that were purchased for cash by GCE in the recent PIPE transaction. Alternatively, identify GCE as an underwriter.

Response to Comment 2.

We have withdrawn from the Prospectus the 41,666,665 shares of common stock that were purchased for cash by GCE in the recent PIPE transaction.

We look forward to discussing any questions or comments you may have on this letter and to the finalizing the Registration Statement for effectiveness. Please contact me at (973) 491-3354 or my colleague Stanley Brener at (973) 491-3367.

Sincerely,

/s/ John Reilly

John Reilly
JPR/rc

cc:	Sonia Barros
Andrew Reddick, President and CEO
Peter Clemens, Senior Vice President and CFO